03 MAR 25 AM 7:21

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

03007715

SUPPL

Date, 13. March 2003

Re: ***Washtec AG***
Exemption Number: 82-04888

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of March 12th, 2003 concerning " WashTec: Preliminary figures for Q4 and 2002 (Ad Hoc release)"

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG
(secretary)

Christine Baisley

dlw 4/21

WashTec

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

AD-HOC RELEASE

WashTec AG: Preliminary figures for Q4 and 2002
- **Sales behind expectations**
- **Unexpectedly bad Q4 impacts operating income**

According to preliminary figures WashTec AG posted a sales decline of about 8 per cent to EUR 235.5 million (2001: EUR 256.2 million) for the financial year 2002. Gross performance in the last three months of 2002 dropped by approx. 15 per cent to EUR 69.3 million (p.y.: EUR 81.7 million). In contrast to longstanding industry experience, the fourth quarter in 2002 was not the by far strongest quarter of the year in respect of sales and earnings. The sales decline in Q4 has impacted the earnings significantly. According to preliminary figures EBITDA is approx. EURO 5.5 million in 2002 (2001: EUR 25.0 million). This result also takes into consideration high one-off and special effects. However, the operative cash flow for 2002 will be positive despite the declining result.

The Management Board
Augsburg, March 12, 2003